Goldman Sachs & Co. LLC

200 West Street

New York, NY 10282

J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10017

October 22, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Informatica Inc.

Registration Statement on Form S-1 (File No. 333-259963)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, as the representatives of the several underwriters (the “Representatives”), hereby join in the request of Informatica Inc. a Delaware corporation (the “Company”), that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on October 26, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, we advise you that as of the date hereof, we and the several underwriters have distributed approximately 2095 copies of the Company’s Preliminary Prospectus dated October 18, 2021 to prospective underwriters, institutional investors, dealers and others.

We, the undersigned Representatives, hereby represent that we are in compliance and will comply, and have been informed by the other participating underwriters that they are in compliance and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the offering pursuant to the above-referenced Registration Statement and Preliminary Prospectus.

[Signature Page Follows]

Very truly yours,

Goldman Sachs & Co. LLC J.P. Morgan Securities LLC,

As Representatives of the several Underwriters GOLDMAN SACHS & CO. LLC

By:	/s/ Will Connolly
Name: Will Connolly
Title: Managing Director

J.P MORGAN SECURITIES LLC

By:	/s/ Greg Chamberlain
Name: Greg Chamberlain
Title: Managing Director

[Signature Page to Underwriters’ Acceleration Request Letter]